UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     Interstate Hotels & Resorts, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

             Common Stock (Par Value $ 0.01 Per Share)
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                46088S 10 6
--------------------------------------------------------------------------------
                               (CUSIP Number)




         Jonathan L. Mechanic, Esq.                Richard E. Schatz, Esq.
Fried, Frank, Harris, Shriver & Jacobson       Stearns Weaver Miller Weissler
            One New York Plaza                   Alhadeff & Sitterson, P.A.
            New York, NY 10004              150 West Flagler Street, Suite 2200
             (212) 859-8000                         Miami, Florida 33130
                                                      (305) 789-3570

                             Hughes & Luce LLP
                              1717 Main Street
                                 Suite 2800
                              Dallas, TX 75201
                               (214) 939-5425
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                               July 31, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS I LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                     1,150,000

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                 1,150,000
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER



---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------

* Represents the aggregate amount of Common Stock beneficially owned by both CGLH Partners I LP and CGLH Partners II LP and includes 68,108 shares of Common Stock of which such entities are deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS II LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                     5,750,000

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                      0

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                 5,750,000
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------

* Represents the aggregate amount of Common Stock beneficially owned by both CGLH Partners I LP and CGLH Partners II LP and includes 68,108 shares of Common Stock of which such entities are deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which such entities are deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See
     Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PAMI LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PROPERTY ASSET MANAGEMENT INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN ALI INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN BROTHERS HOLDINGS INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    HC/CO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CG INTERSTATE ASSOCIATES LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CONTINENTAL GENCOM HOLDINGS, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP INTERSTATE ASSOCIATES, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP INTERSTATE, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GROSVENOR, LC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP HOLDINGS, LTD.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    QUADRANGLE TRUST COMPANY (BVI) LIMITED

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH VIRGIN ISLANDS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Includes 68,108 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SHERWOOD M. WEISER

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       20,830

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   20,830
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Includes 47,278 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DONALD E. LEFTON

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       19,678

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   19,678
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Includes 48,430 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088S 10 6
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KARIM ALIBHAI

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       27,600

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        6,900,000

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   27,600
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   6,900,000

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,968,108*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.6**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Includes 40,508 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). See Item 5.

** Based on 20,163,744 shares of Common Stock issued and outstanding as at July 31, 2002, as represented by the Issuer to the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Interstate Hotels & Resorts, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are at 1010 Wisconsin Avenue, N.W., Washington D.C. 20007.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly on behalf of the following persons (collectively the "Reporting Persons")1

CGLH Partners I LP, a Delaware limited partnership;
CGLH Partners II LP, a Delaware limited partnership;
LB Interstate GP LLC, a Delaware limited liability company;
LB Interstate LP LLC, a Delaware limited liability company;
PAMI LLC, a Delaware limited liability company;
Property Asset Management Inc., a Delaware corporation;
Lehman ALI Inc., a Delaware corporation;
Lehman Brothers Holdings Inc., a Delaware corporation;
MK/CG GP LLC, a Delaware limited liability company;
MK/CG LP LLC, a Delaware limited liability company;
CG Interstate Associates LLC, a Delaware limited liability company; Continental Gencom Holdings, LLC, a Delaware limited liability company; Sherwood M. Weiser, an individual, and a citizen of the United States of
  America;
Donald E. Lefton, an individual, and a citizen of the United States of
  America;
Karim Alibhai, an individual, and a citizen of the United States of America; KFP Interstate Associates, LLC, a Delaware limited liability company;
KFP Interstate, LLC, a Delaware limited liability company;
KFP Holdings, Ltd., a Texas limited partnership;
Grosvenor, LC, a Texas limited liability company;
Quadrangle Trust Company (BVI) Limited, a British Virgin Islands corporation, as Trustee of The Newlyn Trust;

--------
1    Neither the present filing nor anything contained herein will be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

          CGLH Partners I LP and CGLH Partners II LP are collectively referred to as the "CGLH Partnerships". The CGLH Partnerships make investments for long term appreciation. LB Interstate GP LLC and MK/CG GP LLC are both General Partners of each of the CGLH Partnerships and together make all of the investment decisions on behalf of the CGLH Partnerships. LB Interstate LP LLC and MK/CG LP LLC are both Limited Partners of each of the CGLH Partnerships. The principal business and office address of each of the CGLH Partnerships is 745 Seventh Avenue, New York, NY 10019.

          MK/CG GP LLC and MK/CG LP LLC each make investments for long term appreciation. MK/CG GP LLC and MK/CG LP LLC are each owned 66.67% by CG Interstate Associates LLC and 33.33% by KFP Interstate Associates, LLC, which together make all of the investment decisions on behalf of each of MK/CG GP LLC and MK/CG LP LLC. The principal business and office address of each of MK/CG GP LLC and MK/CG LP LLC is 3250 Mary Street, Suite 500, Miami, Florida 33133.

          CG Interstate Associates LLC makes investments for long term appreciation. CG Interstate Associates LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC as a Managing Member of those entities. CG Interstate Associates LLC is a wholly owned subsidiary of Continental Gencom Holdings, LLC, which makes all investment decisions on its behalf as its Managing Member.

          Continental Gencom Holdings, LLC makes investments for long term appreciation. It is owned 30% by Sherwood M. Weiser, 30% by Donald E. Lefton, and 40% by Karim Alibhai, who are each a Managing Member of Continental Gencom Holdings, LLC, and who together make all of its investment decisions.

          CG Interstate Associates LLC, Continental Gencom Holdings, LLC, Sherwood M. Weiser, Donald E. Lefton, and Karim Alibhai are collectively referred to herein as the "CG Investors". The principal business and office address of each of the CG Investors is 3250 Mary Street, Suite 500, Miami, Florida 33133.

          KFP Interstate Associates, LLC makes investments for long term appreciation. KFP Interstate Associates, LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC. KFP Interstate Associates, LLC is owned 99.5% by KFP Interstate, LLC which makes all investment decisions on its behalf as its Managing Member, and 0.5% by the Estate of Rochelle Seeman in Trust for St. Paul's Hospital Foundation. The principal business and office address of KPF Interstate Associates, LLC is 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062.

          KFP Interstate, LLC makes investments for long term appreciation. KFP Interstate, LLC is a wholly owned subsidiary of KFP Holdings, Ltd, which makes all investment decisions on its behalf as its Managing Member. The principal business and office address of KPF Interstate, LLC is 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062.

          KFP Holdings Ltd. makes investments for long term appreciation. It is owned 1% by Grosvenor, LC and 33% by each of Jaffer Khimji Grantor Trust, St. Giles Trust and Mahmood Khimji. Grosvenor, LC is its General Partner and makes all investment decisions on its behalf.

          Grosvenor, LC makes investments for long term appreciation. It is wholly owned by Quadrangle Trust Company (BVI) Limited as sole Trustee of The Newlyn Trust, a discretionary trust, which makes all investment decisions on its behalf. The principal business and office address of Grosvenor, LC is 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062.

          Quadrangle Trust Company (BVI) Limited is a company regulated and licensed by the British Virgin Islands government that provides trustee services. Its principal business and office address is PO Box 438, Tropic Isle Building, Wickshams Cay 1, Roadtown, Tortola, British Virgin Islands.

          KFP Interstate Associates, LLC, KFP Interstate, LLC, KFP Holdings, Ltd., Grosvenor, LC, and Quadrangle Trust Company (BVI) Limited are collectively referred to herein as the "KFP Investors".

          LB Interstate GP LLC and LB Interstate LP LLC each make investments for long term appreciation. Each is wholly owned by PAMI LLC, which makes all investment decisions on its behalf. The principal business and office address of each of LB Interstate GP LLC and LB Interstate LP LLC is 745 Seventh Avenue, New York, NY 10019.

          PAMI LLC makes investments for long term appreciation. It is wholly owned by Property Asset Management Inc., which makes all investment decisions on its behalf. The principal business and office address of PAMI LLC is 745 Seventh Avenue, New York, NY 10019.

          Property Asset Management Inc. makes investments for long term appreciation. It is 99.75% owned by Lehman ALI Inc., which makes all investment decisions on its behalf.

          Lehman ALI Inc. makes investments for long term appreciation. It is wholly owned by Lehman Brothers Holdings Inc., which makes all investment decisions on its behalf.

          Lehman Brothers Holdings Inc., through its domestic and foreign subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth individual clients and customers. Lehman Brothers Holdings Inc. is a public listed company.

          LB Interstate GP LLC, LB Interstate LP LLC, PAMI LLC, Property Asset Management Inc., Lehman ALI Inc. and Lehman Brothers Holdings Inc. are collectively referred to herein as the "Lehman Investors".

          The business address of, and the name, business address, present principal occupation or employment and citizenship of each executive officer and director or limited partner of Reporting Persons Property Asset Management Inc., Lehman ALI Inc., Lehman Brothers Holding Inc., KFP Holdings Inc. and Quadrangle Trust Company (BVI) Limited are set forth in Schedules A through E hereto which are incorporated herein by reference.

          During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, the persons listed on Schedules A through E hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, with the potential exceptions described in the next paragraph.

          Lehman Brothers Inc., an affiliate of the Lehman Investors, has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers Inc. consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brothers Inc.'s Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

          The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 9, 2002, a copy of which is attached hereto as Exhibit
99.1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that the constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 31, 2002, Interstate Hotels Corporation, a Maryland corporation merged with and into the Company with the Company surviving (the "Merger").

Prior to the Merger, the CGLH Partnerships held securities of Interstate Hotels Corporation (the "Interstate Securities") which they had acquired on October 20, 2000 for $30,000,000, as more fully described in a statement on
Schedule 13D filed by CGLH Partners I LP on Interstate Hotels Corporation with the Securities and Exchange Commission on September 11, 2000, as amended, which description is incorporated herein by reference.

In connection with the Merger and in accordance with the agreement and plan of merger, on July 31, 2002 all shares of common stock of Interstate Hotels Corporation and all securities convertible into such common stock, including the Interstate Securities, were exchanged for shares of Common Stock.

The funds for the CGLH Partnerships' purchase of the Interstate Securities were obtained from their available funds as working capital or capital contributions by their direct or indirect owners, funded from their available funds.

None of the individuals listed on Schedules A through E hereto has contributed any funds or other consideration towards the purchase of the securities held by the CGLH Partnerships except insofar as they may have partnership interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

ITEM 4.   PURPOSE OF TRANSACTION

1.   Intentions of Reporting Persons

The CGLH Partnerships intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the CGLH Partnerships, general economic conditions, money and stock market conditions and other factors and future developments which the CGLH Partnerships may deem relevant from time to time. Depending on such factors, the CGLH Partnerships may decide to sell all or part of the shares they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

The Lehman Investors intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the Lehman Investors, general economic conditions, money and stock market conditions and other factors and future developments which the Lehman Investors may deem relevant from time to time. Depending on such factors, the Lehman Investors may decide to sell all or part of the shares they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

The CG Investors intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the CG Investors, general economic conditions, money and stock market conditions and other factors and future developments which the CG Investors may deem relevant from time to time. Depending on such factors, the CG Investors may decide to sell all or part of the shares they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

The shares of common stock of Interstate Hotels Corporation that were exchanged in the Merger for the shares of Common Stock of the Company beneficially owned by each of Messrs. Weiser, Lefton and Alibhai on July 31, 2002 were acquired by such individuals for long-term investment purposes.

The KFP Investors intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the KFP Investors, general economic conditions, money and stock market conditions and other factors and future developments which the KFP Investors may deem relevant from time to time. Depending on such factors, the KFP Investors may decide to sell all or part of the shares they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

Except as set forth above in this Item 4, none of the CGLH Investors, the Lehman Investors, the CG Investors, and the KFP Investors have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

2.   Right to Appoint Directors

As an inducement for the CGLH Partnerships to enter into certain agreements to support the Merger, the CGLH Partnerships entered into a letter agreement with the Company and Interstate Hotels Corporation, dated May 1, 2002, a copy of which appears as exhibit 99.2 to the amended statement on
Schedule 13D filed with the SEC by the Reporting Persons on Interstate Hotels Corporation on May 10, 2002, and which is incorporated herein by reference.

Pursuant to that letter agreement, the parties agreed that for so long as the CGLH Partnerships or their Permitted Transferees (as defined therein) continue to hold at least 75% of the shares of common stock of the Company that they beneficially own as at the effective time of the Merger, then the Company shall include in the slate of directors recommended for election by the board of directors to the stockholders of the Company, that number of persons designated by the CGLH Partnerships as would result in there being five such designee directors on the board if all of such designee directors were elected (or such lesser number as there are vacancies on the board). The right of the CGLH Partnerships to have such designees recommended for election terminates after 18 months.

Immediately prior to the closing of the Merger, the Company, the CGLH Partnerships and certain shareholders of the Company entered into a Stockholder and Board Composition Agreement. The following summary of that agreement is qualified by reference to the full text of that agreement, a copy of which appears as exhibit 9.1 to the Company's Current Report on Form 8-K filed with the SEC on August 7, 2002, and which is incorporated herein by reference in its entirety.

Pursuant to the Stockholder and Board Composition Agreement, the Company and certain stockholders of the Company agreed that for the 18 months following the Merger, if any of the five directors designated by the CGLH Partnerships resigns, retires, or is no longer able to serve then the majority of the remaining five CGLH Partnership designee directors will have the right to designate a person for nomination to be a successor to the director no longer serving. The Company agreed to use its best efforts to have such nominee nominated and elected. The agreement also contained analogous provisions relating to election of directors of the Company who had formerly been directors of MeriStar Hotels & Resorts, Inc, and directors of Interstate Hotels Corporation (other than the affiliates of the CGLH Partnerships).


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

The information contained in Items 11 and 13 of each of the cover pages to this Schedule 13D are incorporated herein by reference. As disclosed in such Items, in addition to the shares of Common Stock that are owned by the CGLH Partnerships, Messrs Weiser, Alibhai and Lefton own an aggregate of 68,108 shares of Common Stock, which shares all members of the reporting group may be deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1).

The information contained in response to Item 3 is incorporated herein by reference. Based on the information disclosed by the Company to the Reporting Persons, at the close of business on July 31, 2002 there were 20,163,744 shares of Common Stock issued and outstanding. As at the close of business on July 31, 2002, the price per share of Common Stock as reported on the New York Stock Exchange was $3.20.

The Lehman Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of (a) the interests in the CGLH Partnerships held by persons other than the Lehman Investors and (b) shares of Common Stock directly owned by persons other than the Lehman Investors. Lehman Brothers Inc., a wholly owned broker-dealer subsidiary of Lehman Brothers Holdings Inc., and other affiliates acting in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

The CG Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of (a) the interests in the CGLH Partnerships held by persons other than the CG Investors and (b) shares of Common Stock directly owned by persons other than the CG Investors.

The KFP Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of (a) the interests in the CGLH Partnerships held by persons other than the KFP Investors and (b) shares of Common Stock directly owned by persons other than the KFP Investors.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, the persons listed on Schedules A to E hereto beneficially owns any shares of Common Stock other than as set forth herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses set forth in Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

A Registration Rights Agreement was entered into between the Company and the CGLH Partnerships immediately prior to the closing of the Merger on July 31, 2002 (the "Registration Rights Agreement"). The following summary of the Registration Rights Agreement is qualified entirety by reference to the text of the Registration Rights Agreement, which appears as exhibit
10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 7, 2002, and which is incorporated herein by reference in its entirety.

The Registration Rights Agreement provides, subject to the limitations described therein, (i) the CGLH Partnerships have an unlimited right to include their shares of Common Stock in a registration by the Company; (ii) the CGLH Partnerships may, on seven occasions, make a demand for registration of their shares of Common Stock, so long as such demand includes at least 500,000 shares (such number having been adjusted to take account of the five-for-one reverse stock split which occurred immediately following the Merger) or such lesser number of shares as would yield gross proceeds of at least $2 million; (iii) the Company shall not to grant registration rights to any other party that would limit the CGLH Partnerships' priority for the sale or distribution of securities in connection with a demand registration; and (iv) the CGLH Partnerships have the right to receive the most favorable registration rights the Company makes available to any person in connection with the registration of securities and the Registration Rights Agreement is automatically amended to reflect such favorable terms upon grant.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1         Joint Filing Agreement

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2002


                                        CGLH Partners I LP


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        CGLH Partners II LP


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        LB Interstate GP LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        LB Interstate LP LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        PAMI LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Property Asset Management Inc.


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Lehman ALI Inc.


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Lehman Brothers Holdings Inc.


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        MK/CG GP LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        MK/CG LP LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        CG Interstate Associates LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        Continental Gencom Holdings, LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        KFP Interstate Associates, LLC


                                        By: /s/ Jaffer Khimji
                                           --------------------------------
                                           Name: Jaffer Khimji
                                           Title: Authorized Signatory



                                        KFP Interstate, LLC


                                        By: /s/ Jaffer Khimji
                                           --------------------------------
                                           Name: Jaffer Khimji
                                           Title: Authorized Signatory



                                        Grosvenor, LC


                                        By: /s/ Jaffer Khimji
                                           --------------------------------
                                           Name: Jaffer Khimji
                                           Title: Authorized Signatory



                                        Quadrangle Trust Company (BVI) Limited
                                          as trustee of The Newlyn Trust


                                        By: /s/ Nicholas Lane
                                           --------------------------------
                                           Name: Nicholas Lane
                                           Title: Director



                                        KFP Holdings, Ltd.


                                        By: /s/ Jaffer Khimji
                                           --------------------------------
                                           Name: Jaffer Khimji
                                           Title: Authorized Signature



                                        Sherwood M. Weiser

                                        /s/ Sherwood M. Weiser
                                        -----------------------------------



                                        Donald E. Lefton

                                        /s/ Donald E. Lefton
                                        -----------------------------------



                                        Karim Alibhai

                                        /s/ Karim Alibhai
                                        -----------------------------------

                                                                 Schedule A




                      Executive Officers and Directors

                                     of

                       Property Asset Management Inc.

               The names and principal occupations of the Directors of Property Asset Management Inc. are as set forth below. Property Asset Management Inc. has no Executive Officers. The business address for all such persons is that of Property Asset Management Inc. at 745 Seventh Avenue, New York, NY 10019. Each listed individual is a United States citizen.

        Name                         Present Principal Occupation
        ----                         ----------------------------

Directors:

Yon K. Cho                         Employee of Lehman Brothers Inc.

Kenneth C. Cohen                   Employee of Lehman Brothers Inc.

Mark A. Walsh                      Employee of Lehman Brothers Inc.

                                                                   Schedule B

                      Executive Officers and Directors

                                     of

                              Lehman ALI Inc.

               The names and principal occupations of the Directors of Lehman ALI Inc. are as set forth below. Lehman ALI Inc. has no Executive Officers. The business address for all such persons is that of Lehman ALI Inc. at 745 Seventh Avenue, New York, NY 10019. Each listed individual is a United States citizen.

        Name                         Present Principal Occupation
        ----                         ----------------------------

Directors:

Yon K. Cho                         Employee of Lehman Brothers Inc.

Kenneth C. Cohen                   Employee of Lehman Brothers Inc.

Mark A. Walsh                      Employee of Lehman Brothers Inc.

                                                                 Schedule C


                      Executive Officers and Directors

                                     of

                       Lehman Brothers Holdings Inc.

               The names and principal occupations of the Directors and the names and titles of the Executive Officers of Lehman Brothers Holdings Inc. are as set forth below. The business address for all such persons is that of Lehman Brothers Holdings Inc. at 745 Seventh Avenue, New York, NY 10019. Each listed individual is a United States citizen.

        Name                         Present Principal Occupation
        ----                         ----------------------------

Directors:


Michael L. Ainslie              Private Investor and former President and
                                Chief Executive Officer of Sotheby's Holdings

John F. Akers                   Retired Chairman of International Business
                                Machines Corporation

Roger S. Berlind                Theatrical Producer

Thomas H. Cruikshank            Retired Chairman and Chief Executive
                                Officer of Halliburton Company

Richard S. Fuld, Jr.            Chairman and Chief Executive Officer
                                of Lehman Brothers Holdings Inc.

Henry Kaufman                   President of Henry Kaufman & Company, Inc.

John D. Macomber                Principal of JDM Investment Group

Dina Merrill                    Director and Vice Chairman of RKO Pictures, Inc.
                                and Actress

Officers:

Richard S. Fuld, Jr.            Chairman and Chief Executive Officer

David Goldfarb                  Chief Financial Officer

Joseph M. Gregory               Chief Administrative Officer

Jeremy M. Isaacs                Chief Executive Officer - Europe and Asia

Bradley H. Jack                 Head of Investment Banking Division

Jeffrey Vanderbeek              Head of Capital Markets Division

                                                                 SCHEDULE D

                                  Members
                                     of
                             KFP Holdings Ltd.

               The names and principal occupations of the members of KFP Holdings Ltd. are as set forth below. There are no Executive Officers of KFP Holdings Ltd. The business address for all such persons is that of KFP Holdings Ltd. at 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062. Each listed individual is a United States citizen.

          Name                               Present Principal Occupation
          ----                               ----------------------------
Members:
Mahmood Khimji                               President, Highgate Holdings, Inc.
Jaffer Khimji Grantor Trust                  A Trust formed under Texas law
St. Giles Trust                              A Trust formed under Texas law

                                                                 SCHEDULE E

                      Executive Officers and Directors
                                     of
                   Quadrangle Trust Company (BVI) Limited

                  The names and principal occupations of the directors and executive officers of Quadrangle Trust Company (BVI) Limited are as set forth below.

          Name                               Present Principal Occupation
          ----                               ----------------------------

Directors:

Nicholas Lane (a United Kingdom citizen)     Trust Manager
                                             Insinger Trust (BVI) Limited
                                             PO Box 438,
                                             Tropic Isle Building,
                                             Wicksham Cay 1,
                                             Roadtown, Tortola,
                                             British Virgin Islands

Roger White (a United Kingdom citizen)       Chief Executive Officer
                                             Insinger Trust (BVI) Limited
                                             PO Box 438,
                                             Tropic Isle Building,
                                             Wicksham Cay 1,
                                             Roadtown, Tortola,
                                             British Virgin Islands

Raymond Page (a United Kingdom citizen)      Chartered Accountant
                                             Insinger Trust (BVI) Limited
                                             PO Box 237,
                                             St. Peter Port,
                                             Gurnsey,
                                             Channel Islands